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February 14, 2023
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joshua Shainess, Legal Branch Chief
Re:    Remark Holdings, Inc.
Registration Statement on Form S-1
Filed January 18, 2023
File No. 333-269286

Dear Mr. Shainess:
We acknowledge receipt of the letter of comment dated February 14, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the enclosed copy of Amendment No. 1 to Registration Statement on Form S-1 filed on the date hereof by the Registrant (the “Form S-1”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-1. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Form S-1 filed January 18, 2023

Prospectus Summary, page 2

1.In your summary of risk factors, disclose the risks that your corporate structure and having the majority of your operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which

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could result in a material change in your operations and/or the value of the securities you are registering for sale.

Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The summary of risk factors in the Form S-1 has been updated in response to the Staff’s comment. Please see pages 5 and 6 of the Form S-1.

General

2.We note you filed this registration statement in part to register the resale of shares of common stock which may be issued to Ionic upon conversion of the Debenture. Given that the shares underlying the Debenture have not yet been issued and Ionic does not appear to be irrevocably bound to purchase a set number of securities for a set purchase price that is not market-based, please provide your legal analysis of whether this component of the offering is a valid secondary offering. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11 for guidance.

The Registrant has reviewed Securities Act Sections Compliance and Disclosure Interpretation Question 139.11 (“C&DI 139.11”) and respectfully submits that the offering of the Debenture satisfies the requirements set forth in C&DI 139.11, for the reasons outlined below.

C&DI 139.11 provides that in a PIPE transaction, “a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

The Registrant completed the sale of the Debenture to Ionic Ventures LLC (the “Investor”) on October 6, 2022. The Investor fully funded, and purchased, the Debenture on such date for a set purchase price of $2,500,000, and the Investor assumed, and has continued to assume, market risk since such date. There is no additional amount of the Debenture that remains to be funded. While a subsequent amendment to the Debenture was made at the request of Nasdaq to include a floor price of $0.10 (subject to adjustment for any stock splits or other similar transactions), the formula to determine the number of

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shares of the Registrant’s common stock issuable upon conversion of the Debenture has not changed since the October 6, 2022 closing date.

Moreover, the Automatic Conversion Date under the Debenture has occurred, and the total number of Settlement Conversion Shares into which the Debenture may be converted is now fixed at 3,129,668 shares of common stock. Of such shares, (x) 2,993,282 have been issued to Ionic prior to the date hereof and were registered on an existing registration statement on Form S-1 (File No. 333-268224) filed by the Registrant on November 7, 2022 and declared effective by the Commission on November 17, 2022 (the “Prior S-1”) and (y) 136,386 are being registered on the current Form S-1.

C&DI 139.11 further provides that “[t]here can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

There are no remaining conditions to closing the Debenture, as the Debenture closed on October 6, 2022, prior to the date of filing of this Form S-1 and the date of filing of the Prior S-1, which also registered shares issuable upon conversion of the Debenture.

3.You state that the prospectus relates to the proposed resale by Ionic of an aggregate of 5,000,000 shares of common stock. Given that the number of shares that will be issued pursuant to the Debenture will only be determined upon conversion, there appears to be an indeterminate number of shares being registered for resale under the ELOC Purchase Agreement. In this regard, we note that the parties to the agreement have not agreed to the number of shares to be registered for resale under the agreement. Please tell us how you determined it is appropriate for the company to file this registration statement for the resale of securities to be issued in the private equity line financing. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.13 for guidance.

The Registrant has reviewed Securities Act Sections Compliance and Disclosure Interpretation Question 139.13 (“C&DI 139.13”) and respectfully submits that the transactions contemplated by the ELOC Purchase Agreement satisfy the requirements set forth in C&DI 139.13, for the reasons outlined below.

C&DI 139.13 requires that a registration statement for a private equity line financing must include the “number of shares registered for resale” as agreed upon by both parties to the equity line and as disclosed by the Registrant in the resale registration statement.

As disclosed in the Form S-1, pursuant to the Registration Rights Agreement between the Registrant and the Investor, the parties have agreed that the Registrant will file one or

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more registration statements, as necessary, to register the resale of shares of the Registrant’s common stock issuable under the Debenture and the ELOC Purchase Agreement. If the number of shares registered under a resale registration statement is insufficient to cover all of the shares the Registrant elects to sell to the Investor under the ELOC Purchase Agreement, the parties have agreed that the Registrant will file one or more additional registration statements to register such additional shares.

On November 7, 2022, the Registrant filed the Prior S-1 to register 2,993,282 shares of its common stock (as adjusted for a 1-for-10 reverse stock split that was effected on December 21, 2022), which number of shares registered for resale was agreed to between the Registrant and the Investor. As the 2,993,282 shares registered under the Prior S-1 did not sufficiently cover all of the shares issuable under the Debenture, the Registrant and the Investor have agreed that the Registrant will file an additional resale registration statement to register 5,000,000 additional shares of common stock.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Honghui Yu

Honghui Yu